# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CSLM Acquisition Corp., CIK 0001875493
CUSIP: G2365L101
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, GRAND CAYMAN, Cayman Islands (E9), KY1-9008
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 99,390; shared voting power 0; sole dispositive power 99,390; shared dispositive power 0; aggregate amount beneficially owned 99,390 (1.6% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 248,105; shared voting power 0; sole dispositive power 248,105; shared dispositive power 0; aggregate amount beneficially owned 248,105 (4.1% of the class)
- Toronto Dominion Holdings USA Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Toronto Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CSLM Acquisition Corp.
Address of issuer's principal executive offices:
C/O WALKERS CORPORATE LIMITED
190 ELGIN AVENUE
GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS
KY1-9008

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Cowen Financial Products LLC

Toronto Dominion Holdings USA Inc.

TD Group US Holdings LLC

Toronto Dominion Bank
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office, Cowen Financial Products LLC's ("CFP") principal office, and Toronto Dominion Holdings (USA), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

Toronto Dominion Holdings USA Inc. - DELAWARE

TD Group US Holdings LLC - DELAWARE

Toronto Dominion Bank - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
349,390

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 99,390 shares.

CFP has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 248,105 shares.

This schedule is jointly filed by TDS, CFP, TDH, TD GUS and TD Bank. TDH is the sole owner of TDS and a sole, indirect owner of CFP. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by TDS of their ownership of TDS.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 5.7
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 99,390

Cowen Financial Products LLC - 248,105

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 99,390

Cowen Financial Products LLC - 248,105

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of CLSM Acquisition Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 23, 2025

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

COWEN FINANCIAL PRODUCTS LLC

By: /s/ John Holmes
Title: Chief Operating Officer

TORONTO DOMINION HOLDINGS USA, INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Salma Salman
Title: Senior Vice President and Chief Financial Officer

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (05/23/2025)
- Cowen Financial Products LLC: /s/ John Holmes, John Holmes / Chief Operating Officer (05/23/2025)
- Toronto Dominion Holdings USA Inc.: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (05/23/2025)
- TD Group US Holdings LLC: /s/ Salma Salman, Salma Salman / Senior Vice President and Chief Financial Officer (05/23/2025)
- Toronto Dominion Bank: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (05/23/2025)